Exhibit 99.1

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

First quarter 2012 operations review

17 April 2012

Chief executive Tom Albanese said “We had a solid first quarter with increased production of iron ore, coal, bauxite, alumina and titanium dioxide compared with the first quarter of 2011. This was driven by a combination of our consistently high operating performance and reduced impact from severe weather than in 2011. We were therefore well positioned for the relatively strong markets in the first quarter, albeit with continued volatility as we anticipated.”

•	First quarter global iron ore shipments of 54 million tonnes were two per cent higher than the first quarter of 2011.

•

First quarter global iron ore production of 59 million tonnes (46 million tonnes attributable) was 10 per cent higher than the first quarter of 2011. Production was five million tonnes above shipments as ports in Western Australia were closed during cyclonic activity.

•

During the quarter, iron ore production and shipping capacity in the Pilbara increased by a further five million tonnes to 230 million tonnes per annum (Mt/a), following the completion of the second debottlenecking project at the Dampier port on time and on budget.

•	Mined copper production was 18 per cent lower than the first quarter of 2011 due to anticipated lower grades at Kennecott Utah Copper.

•

Bauxite and alumina production were 10 per cent and 13 per cent higher than the first quarter of 2011. Aluminium was nine per cent lower primarily reflecting the orderly shutdown of two thirds of capacity at Alma, due to labour disruption, and the closure of Lynemouth.

•

Hard coking coal production was five per cent higher than the first quarter of 2011. Rio Tinto’s share of thermal coal production was three per cent higher following the increase in ownership in the former Coal & Allied operations.

•	Titanium dioxide feedstocks production was 14 per cent higher than the first quarter of 2011.

•	On 1 February 2012, Rio Tinto announced that it will increase its stake in Richards Bay Minerals to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest.

•	On 27 March 2012, Rio Tinto announced that it has begun a strategic review of its diamond business that will include exploring a range of options for potential divestment.

•

Rio Tinto completed its share buy-back programme on 26 March 2012. Since February 2011, 116.9 million Rio Tinto plc shares have been purchased at an average price of £37.47, for a total consideration of $7.0 billion.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 26

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 12	vs Q1 11	vs Q4 11
Pilbara Blend Lump	11.3	+5%	-12%
Pilbara Blend Fines	15.9	+14%	-10%
Robe Valley Lump	1.4	+32%	+14%
Robe Valley Fines	2.8	+16%	-9%
Yandicoogina Fines (HIY)	12.6	+3%	-13%
IOC (pellets and concentrate)	1.7	+12%	-18%

Global iron ore production was 59 million tonnes in the first quarter, a 10 per cent increase on the same quarter of 2011. On an attributable basis, production was nine per cent higher than the first quarter of 2011 at 46 million tonnes.

Pilbara operations

The Pilbara mines produced 56 million tonnes (44 million tonnes attributable) in the first quarter.

First quarter sales of 51 million tonnes (100 per cent basis) were three per cent higher than the same quarter of 2011. Three tropical cyclones during the quarter resulted in the temporary shutdown of port operations.

Railed product was 56.5 million tonnes for the quarter, a first quarter record despite the adverse weather conditions, and resulted in healthy stockpiles at all three ports.

During the quarter, the capacity of the Pilbara system increased by a further five million tonnes to 230 Mt/a, following the completion of the second debottlenecking project at the Dampier port on time and on budget.

Pilbara marketing

In the first quarter, approximately 40 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold on a shorter term price basis linked to either the current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

Pilbara expansion

The expansion of the Pilbara to 283 Mt/a by the end of 2013 remains on track. On 8 February 2012, Rio Tinto committed a further $1.2 billion (Rio Tinto share $700 million) for Cape Lambert port and rail early works needed for the proposed capacity expansion to 353 Mt/a. The 353 Mt/a expansion is in final feasibility study, with a final investment decision expected later this year.

On 20 February 2012, Rio Tinto announced a $518 million (Rio Tinto share US$478 million) investment in autonomous trains for the Pilbara rail network. The first driverless train will be launched in 2014, with the AutoHaulTM automated train programme scheduled for completion a year later.

Rio Tinto’s integrated operations will be progressively upgraded as follows:

•	230 Mt/a - current operating capacity

•	283 Mt/a by end of 2013 - Cape Lambert 53 Mt/a increment (in implementation)

•	353 Mt/a by end of H1 2015 - Cape Lambert 70 Mt/a increment (in feasibility)

Iron Ore Company of Canada (IOC)

First quarter saleable iron ore production was 12 per cent higher than the same quarter of 2011 attributable to product mix and a lower strip ratio. In March, the local steel workers union membership at IOC voted to ratify IOC’s proposal for a six year collective bargaining agreement. The agreement provides long term stability for the business with competitive wages supporting attraction and retention in a currently heated labour market.

Commissioning of the first phase expansion project, lifting capacity to 22 Mt/a, continued. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in late 2012.

Continues	Page 3 of 26

Dampier Salt

First quarter production at Dampier Salt was 27 per cent higher than the first quarter of 2011 but 24 per cent lower than the fourth quarter of 2011, due to the impact of three tropical cyclones.

2012 iron ore production guidance

In 2012, Rio Tinto expects to produce approximately 250 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production

	Q1 12	vs Q1 11	vs Q4 11
Kennecott Utah Copper
Mined copper (000 tonnes)	31.1	-49%	-34%
Refined copper (000 tonnes)	40.7	-36%	-17%
Molybdenum (000 tonnes)	3.1	-14%	+36%
Mined gold (000 ozs)	54	-47%	-42%
Refined gold (000 ozs)	100	+1%	+15%
Escondida
Mined copper (000 tonnes)	68.9	+12%	+6%
Refined copper (000 tonnes)	24.7	+7%	+10%
Northparkes
Mined copper (000 tonnes)	10.4	+12%	-3%
Palabora
Mined copper (000 tonnes)	9.1	-9%	+5%
Refined copper (000 tonnes)	8.7	+2%	-9%

Kennecott Utah Copper

As previously guided, production of copper and gold in concentrates was lower during the first quarter as mining progressed through lower grade areas of the open pit. During this transition, additional focus has been placed on mining from the higher grade molybdenum dome at the bottom of the pit, partly mitigating the effect on molybdenum production. Lower ore grades are expected to persist through the first half of the year. A 26 day maintenance shutdown at the smelter will occur in the second quarter of 2012 positioning it to take advantage of increasing grades in the second half of the year.

In April, Rio Tinto approved an additional $195 million of capital to complete phase 1 of the Moly Autoclave Project (MAP), bringing the total to $535 million. The increase in capital has resulted primarily from increased labour rates for engineering and construction, higher commodity prices, particularly for steel and copper wire, and an increase in project scope. The facility is scheduled for completion in the second quarter of 2013 followed by a 12 month period to reach full capacity.

Escondida

Milled production of copper was consistent with the first quarter of 2011. The 12 per cent overall rise in mined copper was due to an increase in ore delivered to the leaching stockpiles.

On 14 February 2012, Rio Tinto announced that it had approved $1.4 billion for two projects to support higher production at the Escondida copper mine in Chile. Rio Tinto’s investment is expected to be funded through the company’s share of Escondida’s operating cash flows.

Grasberg

Freeport is due to release its 100 per cent operating data for the first quarter on 19 April 2012. Based on the latest available Freeport estimates, 2012 production from Grasberg is not expected to reach the amount set in the metal sharing agreement because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto’s share of joint venture production is expected to be zero for the year 2012.

Continues	Page 4 of 26

Northparkes

First quarter mined copper production rose by 12 per cent compared with the same quarter of 2011 due to higher grades.

Palabora

First quarter mined copper production decreased by 9 per cent compared with the same quarter of 2011 due to reduced slag processed, lower copper recoveries and lower average ore grades.

Ivanhoe

Overall construction of the Oyu Tolgoi copper gold project was more than 77 per cent complete at the end of March. The project remains on track to begin initial production in the second half of 2012 with commercial production of copper concentrate expected in the first half of 2013.

2012 production guidance

In 2012, Rio Tinto share of mined and refined copper production is expected to be approximately 600,000 tonnes and 320,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 12	vs Q1 11	vs Q4 11
Bauxite
Rio Tinto Alcan	6,978	+9%	-8%
Pacific Aluminium	1,862	+12%	-3%
Alumina
Rio Tinto Alcan	1,592	+16%	+2%
Pacific Aluminium / Other	799	+8%	+2%
Aluminium
Rio Tinto Alcan	520	-12%	-13%
Pacific Aluminium / Other	334	-5%	-8%

Bauxite and alumina

Rio Tinto Alcan’s bauxite production was nine per cent higher than the same quarter of 2011, driven by increased internal refinery and third party demand, notably at Weipa. In spite of heavy rainfall in north eastern Australia in the first quarter of 2012, production at Weipa was seven per cent higher than the first quarter of 2011.

Rio Tinto Alcan’s alumina production was 16 per cent higher than the same quarter of 2011 driven by an improvement in performance at Queensland Alumina where abnormal flooding in early 2011 affected coal quality, impacting production and equipment reliability. Alumar reached nameplate capacity in the first quarter and Yarwun set a new quarterly production record.

Aluminium

Rio Tinto Alcan’s aluminium production was 12 per cent lower than the first quarter of 2011, primarily reflecting the lockout at Alma where two thirds of the smelter’s capacity has been curtailed.

Reductions in capacity

Rio Tinto Alcan closed the Lynemouth aluminium smelter on 29 March 2012. The closure followed an extensive period of consultation with employee representatives and other stakeholders. This equates to a reduction of annualised production capacity of 120,000 tonnes.

A circuit breaker failure at the Shawinigan smelter at the end of 2011 temporarily reduced capacity at the plant by 50 per cent to 50,000 tonnes. The 280 cells that were shut down were gradually restarted in early February and the process is due to be completed during the second quarter.

On 1 January 2012, Rio Tinto Alcan announced that it had initiated a lockout at the Alma smelter, and shut down two thirds (292,000 tonnes) of the smelter’s capacity to protect the safety and integrity of aluminium operations after labour negotiations failed to reach agreement.

Continues	Page 5 of 26

As a consequence of these actions, a total of 412,000 tonnes of annual capacity remain closed or idled across Rio Tinto’s aluminium operations.

2012 production guidance

In 2012, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 30.5 million tonnes, 6.9 million tonnes and 2.2 million tonnes, respectively. These numbers exclude the 13 assets that have been identified for divestment or closure.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q1 12	vs Q1 11	vs Q4 11
Rio Tinto Coal Australia
Hard coking coal	1,703	+5%	-35%
Semi-soft coking coal	606	-12%	-19%
Thermal coal	4,139	+3%	-7%

Wet weather significantly affected production across Queensland and New South Wales, with further impacts expected from delays in overburden removal.

Hard coking coal production was five per cent above the first quarter of 2011. Significant wet weather in March is expected to affect second quarter production. Kestrel volumes were impacted by a scheduled longwall changeover and lower productivity during the ramp up.

Thermal coal production was three per cent higher than the first quarter of 2011 primarily due to the increase in ownership in Coal & Allied. All New South Wales sites were impacted by the knock-on effect of reduced explosive supplies in the fourth quarter of 2011.

First production from Rio Tinto Coal Mozambique’s Benga mine was processed through the wash plant in February with final commissioning nearing completion. The product is expected to be railed to port at the end of April with the first shipment of hard coking coal from the Beira port expected around the middle of the second quarter.

2012 production guidance

In 2012, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 9 million tonnes, 3 million tonnes and 20 million tonnes, respectively.

Uranium

Rio Tinto share of production (000 lbs)

	Q1 12	vs Q1 11	vs Q4 11
Energy Resources of Australia	908	+57%	-41%
Rössing	1,078	+27%	+59%

First quarter production at ERA was 41 per cent lower than the fourth quarter of 2011 due to lower mill head grade. The ore milled was sourced from stockpiled material as the high grade ore located at the bottom of the pit could not be accessed following the record level of rainfall in December 2011. Production in the first quarter of 2011 was significantly impacted by the suspension of processing operations from 28 January 2011 as a result of the extreme rainfall at the Ranger mine over the wet season.

First quarter performance at Rössing was 59 per cent higher than the previous quarter and 27 per cent higher than the corresponding period in 2011, mainly due to a combination of improved crushing performance and slightly higher mill head grade.

2012 production guidance

In 2012, Rio Tinto’s share of uranium production is expected to be between 9.4 and 10.1 million pounds.

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DIAMONDS & MINERALS

Rio Tinto share of production

	Q1 12	vs Q1 11	vs Q4 11
Diamonds (000 carats)
Argyle	2,488	+52%	+30%
Diavik	963	+19%	+0%
Minerals (000 tonnes)
Borates	120	+1%	+6%
Titanium dioxide feedstock	374	+14%	-2%

Argyle rough diamond production increased 52 per cent compared with the first quarter of 2011 when operations were affected by heavy rains and flooding, and increased 30 per cent compared to the fourth quarter of 2011 when plant shutdowns limited production. Argyle is currently mining slightly higher grade ore in the final open cut deposit. Construction of the underground mine is proceeding and scheduled to be complete by the end of 2013.

Diavik production was 19 per cent higher than the first quarter of 2011, attributable to ramping up of underground operations, improved grades and higher throughput.

On 27 March 2012, Rio Tinto announced a strategic review of its diamond business that will include exploring a range of options for potential divestment of its diamonds interests.

Borates production was slightly higher than the fourth quarter of 2011 when a planned maintenance shutdown slowed production, and was broadly consistent with the first quarter of 2011.

Titanium dioxide feedstock production increased 14 per cent from the first quarter of 2011 when a furnace shutdown at RTFT constrained production. This increase also reflects growth in ilmenite production at QMM following the implementation of dry mining and other improvement initiatives. Production was slightly lower than the fourth quarter of 2011 due to seasonal variations in available power to RTFT’s smelter operations.

On 1 February 2012, Rio Tinto announced that it will increase its stake in Richards Bay Minerals to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest. The final consideration for the acquisition will be determined through a previously agreed valuation process. Completion is subject to regulatory approvals.

2012 production guidance

In 2012, Rio Tinto’s share of production is expected to be as follows:

•	Diamonds - 15 million carats

•	Titanium dioxide feedstocks - 1.6 million tonnes

•	Borates - 0.5 million tonnes.

OTHER CORPORATE

On 24 January 2012, Rio Tinto moved to a majority stake in Ivanhoe Mines Ltd, having purchased shares that took its interest to 51 per cent.

On 28 March 2012, Rio Tinto announced that it had received a binding offer for its specialty aluminas business from H.I.G. A period of exclusivity has been agreed to with H.I.G. and Rio Tinto will respond to the binding offer following consultation with the relevant European works councils. The terms of the binding offer are confidential.

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MAJOR CAPITAL PROJECTS

Rio Tinto has an industry leading portfolio of organic growth programmes underway. It is focussed on developing current and future tier one businesses that are high quality, long life and cost competitive. Total capital expenditure for 2012 on approved projects and sustaining capital is expected to be $16 billion. Further project approvals, mainly in the Pilbara, are likely to increase this level of investment as the growth programme continues.

Major capital projects, including capital remaining to be spent over the 2012-15 period, are outlined below.

Project	Approved capital expenditure US$ billions (100% unless stated)		Capital expenditure remaining to be spent in 2012-2015 US$ billions (100% unless stated)		Production
Iron ore - IOCC phases 1 & 2	0.8		0.3		+5.3mtpa
Iron ore - Hope Downs 4	2.1		1.5		15mtpa
Iron ore - Pilbara 283	9.7		7.0		+53mtpa
Iron ore - Marandoo extension	1.1		0.8		15mtpa
Iron ore - Pilbara 353 early works	1.9		1.9		Early approval for +70mtpa
Molybdenum - MAP	0.5		0.4		30mlb phase 1
Copper - Oyu Tolgoi phase 1	6.2		2.5		+100ktpd ore
Nickel/copper - Eagle	0.5		0.2		+17kt Ni, 13kt Cu per annum
Copper - Escondida OGP1	1.2	*	1.2	*	152ktpd mill, access to higher grades
Aluminium - ISAL	0.5		0.3		+40ktpa
Alumina - Yarwun	2.3		0.2		+2mtpa
Aluminium - AP 60	1.1		0.5		+60ktpa
Aluminium - Kitimat	3.3		2.7		From 280ktpa to 420ktpa
Coking coal - Benga	0.5		0.1		+1.6mtpa coking, +0.8mtpa thermal
Thermal coal - Bengalla	0.2		—		+2.1mtpa
Thermal coal - Hunter Valley Operations and Mount Thorley Warkworth	0.3		0.1		+6mtpa
Coking coal - Kestrel extension and expansion	2.0		1.0		+1.3mtpa
Diamonds - Argyle underground	2.1		1.1		20mcpa capacity

*	Represents Rio Tinto share

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EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2012 was $531 million compared with $192 million in the same period of 2011. Of this 2012 expenditure, approximately 45 per cent was incurred by the Iron Ore group, 29 per cent by Copper, 9 per cent by Energy, 5 per cent by Diamonds & Minerals and the balance was incurred by Central Exploration. There were no significant divestments of central exploration properties during the first quarters of 2012 and 2011.

Exploration highlights

Drilling and mapping identified bauxite occurrence at several targets in the region around the Amargosa bauxite resource in Brazil.

A 13-hole drilling programme was completed over potash targets in Saskatchewan in joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Full assay results are pending.

Drill testing of targets in the Democratic Republic of Congo continued to intersect encouraging iron ore mineralisation. Analyses received for 2011 drilling confirmed high-grade iron ore intercepts.

At Hathor (Canada) mineralisation was intercepted in two holes of a short drilling programme completed ahead of the spring thaw.

Assays received for drill holes in the Labrador Trough, Canada confirmed encouraging iron ore grades at several targets.

At Tamarack (USA) drilling intersected encouraging nickel-copper mineralisation outside the currently known resource.

At Bilaspur in Chhattisgarh State (India) work commenced to follow-up diamonds and kimberlitic indicators recovered from drainage samples.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil		Australia, Brazil, Laos

Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Nickel/copper: Eagle, US	Nickel: Tamarack, US.	Copper: Australia, Chile, Kazakhstan, Peru, Russia, US, Zambia Nickel: Canada, South Africa

Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India Potash: Canada

Energy	Coal: Rio Tinto Coal Mozambique	Coal: Bowen Basin, Australia Uranium: Canada	Coal: Chile, Mozambique, Namibia Uranium: Canada, Namibia, Australia

Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Democratic Republic of Congo

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Continues	Page 10 of 26

Rio Tinto production summary

Rio Tinto share of production

			Quarter		Full Year
		2011	2011	2012		Q1 12	Q1 12
		Q1	Q4	Q1	2011	vs	vs
						Q1 11	Q4 11
Principal Commodities
Alumina	(‘000 t)	2,117	2,355	2,391	8,947	13%	2%
Aluminium	(‘000 t)	944	961	854	3,824	-9%	-11%
Bauxite	(‘000 t)	8,067	9,466	8,840	35,437	10%	-7%
Borates	(‘000 t)	120	114	120	504	1%	6%
Coal - hard coking	(‘000 t)	1,628	2,638	1,703	8,815	5%	-35%
Coal – semi-soft coking	(‘000 t)	691	746	606	2,859	-12%	-19%
Coal – Australian thermal	(‘000 t)	4,022	4,436	4,139	17,791	3%	-7%
Copper - mined	(‘000 t)	146.3	137.0	119.5	519.7	-18%	-13%
Copper - refined	(‘000 t)	95.2	80.9	74.1	334.4	-22%	-8%
Diamonds	(‘000 cts)	2,498	2,967	3,518	11,733	41%	19%
Iron ore	(‘000 t)	41,876	51,207	45,643	191,767	9%	-11%
Titanium dioxide feedstock	(‘000 t)	329	380	374	1,443	14%	-2%
Uranium	(‘000 lbs)	1,427	2,218	1,986	7,058	39%	-10%
Other Metals & Minerals
Gold - mined	(‘000 ozs)	177	155	78	669	-56%	-49%
Gold - refined	(‘000 ozs)	99	87	100	379	1%	15%
Molybdenum	(‘000 t)	3.7	2.3	3.1	13.6	-14%	36%
Salt	(‘000 t)	1,148	1,931	1,460	6,608	27%	-24%
Silver - mined	(‘000 ozs)	1,297	1,257	935	4,924	-28%	-26%
Silver - refined	(‘000 ozs)	903	754	817	3,189	-10%	8%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

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Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
ALUMINA
Production (‘000 tonnes) (a)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	334	340	337	351	348	1,363
Queensland Alumina	80%	596	676	665	751	766	2,688
São Luis (Alumar)	10%	82	85	86	86	87	339
Yarwun	100%	338	301	354	356	364	1,349
Specialty alumina plants	100%	27	30	27	24	27	108

Rio Tinto Alcan alumina production		1,377	1,432	1,469	1,569	1,592	5,846
Pacific Aluminium - Gove	100%	608	665	619	657	668	2,549
Other Aluminium - four specialty plants	100%	132	144	147	129	131	552

Rio Tinto total alumina production		2,117	2,240	2,235	2,355	2,391	8,947

ALUMINIUM
Production (‘000 tonnes) (a)
Rio Tinto Alcan
Cameroon - Alucam (Edéa)	47%	7	7	9	9	5	32
Canada - six wholly owned	100%	328	332	335	338	252	1,333
Canada - Alouette (Sept-Îles)	40%	57	57	58	60	60	233
Canada - Bécancour	25%	26	27	26	25	27	104
France - two wholly owned	100%	89	87	81	78	89	334
Iceland - ISAL (Reykjavik)	100%	46	47	46	47	47	185
Norway - SØRAL (Husnes)	50%	11	11	11	11	11	45
Oman - Sohar	20%	18	19	19	19	18	75
UK - Lochaber	100%	11	11	12	12	12	45

Total Rio Tinto Alcan		593	597	597	600	520	2,386
Pacific Aluminium - four smelters	Various	261	267	272	272	268	1,073
Other Aluminium - two smelters	100%	90	93	93	89	66	365

Rio Tinto total aluminium production		944	958	962	961	854	3,824

BAUXITE
Production (‘000 tonnes) (a) (b)
Rio Tinto Alcan
Porto Trombetas	12%	453	465	454	455	431	1,827
Sangaredi	(c )	1,281	1,395	1,461	1,496	1,573	5,633
Weipa	100%	4,668	5,061	5,403	5,600	4,974	20,732

Total Rio Tinto Alcan		6,403	6,920	7,318	7,550	6,978	28,192
Pacific Aluminium - Gove	100%	1,665	1,805	1,860	1,916	1,862	7,246

Rio Tinto total bauxite production		8,067	8,726	9,178	9,466	8,840	35,437

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Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	120	144	127	114	120	504
COAL – hard coking
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	854	1,457	1,906	1,761	1,403	5,979
Kestrel Coal	80%	774	318	867	877	300	2,836

Rio Tinto total hard coking coal production		1,628	1,775	2,774	2,638	1,703	8,815

COAL – semi-soft coking
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley (d)	80%	210	318	364	559	374	1,450
Mount Thorley (d)	64%	334	309	330	186	150	1,159
Warkworth (d)	44%	147	63	39	1	82	250

Rio Tinto total semi-soft coking coal production		691	689	733	746	606	2,859

COAL – thermal
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla (d)	32%	453	406	393	377	450	1,629
Blair Athol Coal	71%	521	414	471	649	375	2,055
Clermont	50%	595	1,032	484	790	629	2,901
Hunter Valley (d)	80%	1,721	2,157	2,145	1,816	1,679	7,839
Kestrel Coal	80%	86	30	84	61	42	261
Mount Thorley (d)	64%	178	136	311	175	343	801
Warkworth (d)	44%	468	583	686	568	623	2,304

Rio Tinto total thermal coal production		4,022	4,758	4,575	4,436	4,139	17,791

Continues	Page 13 of 26

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
COPPER
Mine production (‘000 tonnes) (b)
Bingham Canyon	100%	60.4	45.6	41.9	47.1	31.1	195.0
Escondida	30%	61.7	56.1	44.7	65.3	68.9	227.7
Grasberg - Joint Venture (e)	40%	5.0	5.0	1.6	5.3	0.0	16.9
Northparkes	80%	9.3	9.7	10.6	10.7	10.4	40.3
Palabora	58%	10.0	10.8	10.5	8.6	9.1	39.9

Rio Tinto total mine production		146.3	127.2	109.3	137.0	119.5	519.7

Refined production (‘000 tonnes)
Escondida	30%	23.2	22.2	17.2	22.4	24.7	85.0
Kennecott Utah Copper	100%	63.5	57.7	45.2	48.8	40.7	215.3
Palabora	58%	8.5	10.0	5.9	9.6	8.7	34.0

Rio Tinto total refined production		95.2	89.9	68.3	80.9	74.1	334.4

DIAMONDS
Production (‘000 carats)
Argyle	100%	1,641	1,580	2,302	1,918	2,488	7,441
Diavik	60%	812	1,074	1,160	961	963	4,006
Murowa	78%	45	80	72	88	66	285

Rio Tinto total diamond production		2,498	2,733	3,534	2,967	3,518	11,733

GOLD
Mine production (‘000 ounces) (b)
Barneys Canyon	100%	0.4	0.4	0.4	0.8	0.0	2.0
Bingham Canyon	100%	101	100	92	92	54	384
Escondida	30%	11	10	6	8	8	37
Grasberg - Joint Venture (e)	40%	48	41	53	36	0	178
Northparkes	80%	15	15	16	16	15	61
Palabora	58%	2	2	2	2	2	8

Rio Tinto total mine production		177	168	169	155	78	669

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	99	105	88	87	100	379

Continues	Page 14 of 26

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
IRON ORE & IRON
Production (‘000 tonnes) (b)
Hamersley - six wholly owned mines	100%	26,956	31,235	30,908	32,426	28,638	121,525
Hamersley - Channar	60%	1,483	1,752	1,688	1,687	1,592	6,609
Hamersley - Eastern Range	(f )	1,974	2,142	2,587	2,682	2,155	9,385
Hope Downs	50%	3,394	4,099	4,237	4,140	4,048	15,870
Iron Ore Company of Canada	59%	1,495	1,958	2,421	2,028	1,672	7,902
Robe River	53%	6,574	7,665	7,994	8,243	7,539	30,476

Rio Tinto total production		41,876	48,851	49,834	51,207	45,643	191,767

Breakdown: Pilbara Blend Lump		10,731	12,412	12,819	12,826	11,299	48,789
Pilbara Blend Fines		13,898	16,326	17,332	17,600	15,852	65,156
Robe Valley Lump		1,094	1,324	1,420	1,265	1,439	5,103
Robe Valley Fines		2,370	2,910	3,015	3,038	2,754	11,333
Yandicoogina Fines (HIY)		12,288	13,920	12,829	14,449	12,628	53,486
IOC Pellets		0	762	1,111	933	306	2,806
IOC Concentrates		1,495	1,197	1,309	1,095	1,366	5,096

MOLYBDENUM
Mine production (‘000 tonnes) (b)
Bingham Canyon	100%	3.7	4.3	3.4	2.3	3.1	13.6

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,148	1,732	1,797	1,931	1,460	6,608

SILVER
Mine production (‘000 ounces) (b)
Bingham Canyon	100%	777	788	668	743	517	2,976
Escondida	30%	392	349	236	320	287	1,298
Grasberg - Joint Venture (e)	40%	5	4	33	41	0	83
Others	—	123	140	151	153	131	566

Rio Tinto total mine production		1,297	1,281	1,088	1,257	935	4,924

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	903	868	664	754	817	3,189

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	329	352	381	380	374	1,443

Continues	Page 15 of 26

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
URANIUM
Production (‘000 lbs U3O8 )
Energy Resources of Australia	68%	577	163	1,532	1,538	908	3,810
Rössing	69%	851	877	841	679	1,078	3,248

Rio Tinto total uranium production		1,427	1,040	2,373	2,218	1,986	7,058

Production data notes

(a)	On 17 October 2011, Rio Tinto announced a reorganization of its aluminium assets into three business areas, Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.

(b)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(d)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data reflect the increased shareholding from that date.

(e)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Based on the latest available estimates, 2012 production from Grasberg is not expected to exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the year 2012. Accordingly, Rio Tinto’s share of joint venture production is expected to be zero for the year 2012.

(f)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

The Rio Tinto percentage interest shown above is at 31 March 2012.

Rio Tinto’s interests in the Colowyo mine and the Talc business were sold in 2011. No data for these operations are included in the Share of Production table.

Continues	Page 16 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
ALUMINIUM (a)

Rio Tinto Alcan - Bauxite
Bauxite production (‘000 tonnes)
Australia
Weipa mine - Queensland	100.0%	4,668	5,061	5,403	5,600	4,974	20,732
Brazil
Porto Trombetas (MRN) mine	12.0%	3,779	3,872	3,786	3,788	3,592	15,224
Guinea
Sangaredi mine (b)	23.0%	2,846	3,099	3,248	3,324	3,497	12,517
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		6,287	7,012	7,268	7,565	7,268	28,133

(a)	On 17 October 2011, Rio Tinto announced the reorganization of its aluminium assets. The three sections below show the assets under Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.
(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

Rio Tinto Alcan - Smelter-Grade Alumina
Alumina production (‘000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	745	845	831	939	957	3,360
Yarwun refinery - Queensland	100.0%	338	301	354	356	364	1,349
Brazil
São Luis (Alumar) refinery	10.0%	821	846	855	863	869	3,385
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	334	340	337	351	348	1,363

(a)	Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
ALUMINIUM (continued)

Rio Tinto Alcan - Specialty Alumina
Specialty alumina production (‘000 tonnes)
Canada
Jonquière (Vaudreuil) plant - Quebec	100.0%	27	30	27	24	27	108
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production (‘000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	15	15	19	20	10	69
Canada
Alma smelter - Quebec	100.0%	108	107	109	111	37	434
Alouette (Sept-Îles) smelter - Quebec	40.0%	142	143	146	150	149	582
Arvida smelter - Quebec	100.0%	43	44	44	45	44	176
Bécancour smelter - Quebec	25.1%	102	107	104	102	106	414
Grande-Baie smelter - Quebec	100.0%	55	56	56	56	56	223
Kitimat smelter - British Columbia	100.0%	41	41	42	44	45	168
Laterrière smelter - Quebec	100.0%	57	59	59	59	58	234
Shawinigan smelter - Quebec	100.0%	24	25	25	23	12	97
France
Dunkerque smelter	100.0%	65	62	56	52	64	235
Saint-Jean-de-Maurienne smelter	100.0%	24	25	25	26	25	99
Iceland
ISAL (Reykjavik) smelter	100.0%	46	47	46	47	47	185
Norway
SØRAL (Husnes) smelter	50.0%	22	22	22	23	23	89
Oman
Sohar smelter	20.0%	92	93	94	94	92	373
United Kingdom
Lochaber smelter	100.0%	11	11	12	12	12	45
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (a)		706	756	737	729	656	2,927

(a)	Restated to reflect the reorganization of Rio Tinto aluminium assets announced on 17 October 2011.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

Rio Tinto operational data

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
ALUMINIUM (continued)

Pacific Aluminium - Bauxite
Bauxite Production (‘000 tonnes)
Australia
Gove mine - Northern Territory (a)	100%	1,665	1,805	1,860	1,916	1,862	7,246
Pacific Aluminium - Smelter-Grade Alumina
Alumina production (‘000 tonnes)
Australia
Gove refinery - Northern Territory, (a)	100%	608	665	619	657	668	2,549
Pacific Aluminium - Primary Aluminium
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter - Tasmania (a)	100.0%	45	45	45	46	46	181
Boyne Island smelter - Queensland (a)	59.4%	137	139	140	142	141	558
Tomago smelter - New South Wales (a)	51.6%	130	135	137	137	136	539
New Zealand
Tiwai Point smelter (a)	79.4%	86	89	91	91	86	357

(a)	Rio Tinto’s interest in these assets was transferred out of Rio Tinto Alcan, in late 2011, into Pacific Aluminium.

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
Other Aluminium - Specialty Alumina
Specialty alumina production (‘000 tonnes)
France
Beyrède plant (a)	100.0%	7	6	6	6	6	25
Gardanne plant (a)	100.0%	111	123	128	108	113	470
La Bâthie plant (a)	100.0%	7	7	7	8	6	29
Germany
Teutschenthal plant (a)	100.0%	6	8	7	7	6	28
Other Aluminium - Primary Aluminium
Primary aluminium production (‘000 tonnes)
United Kingdom
Lynemouth smelter (a) (b)	100.0%	41	44	45	38	15	168
USA
Sebree smelter - Kentucky (a)	100.0%	49	49	48	51	51	197

(a)	Rio Tinto’s interest in these assets was transferred out of Rio Tinto Alcan in late 2011, while the company investigates divestment options.
(b)	Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012, following an extensive period of consultation with employee representatives.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

Rio Tinto operational data

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
BORATES

Rio Tinto Minerals - borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		120	144	127	114	120	504

(a)	Production is expressed as B2O3 content.

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
COAL
Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal (‘000 tonnes)		1,494	1,340	1,299	1,234	1,407	5,368
Blair Athol Coal mine	71.2%
Queensland
Thermal coal (‘000 tonnes)		731	582	661	911	526	2,885
Clermont Coal mine	50.1%
Queensland
Thermal coal (‘000 tonnes)		1,187	2,060	966	1,577	1,255	5,790
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal (‘000 tonnes)		1,042	1,776	2,325	2,148	1,711	7,291
Hunter Valley Operations (a)	80.0%
New South Wales
Semi-soft coking coal (‘000 tonnes)		277	419	481	729	468	1,906
Thermal coal (‘000 tonnes)		2,274	2,849	2,833	2,376	2,098	10,332
Kestrel Coal mine (b)	80.0%
Queensland
Hard coking coal (‘000 tonnes)		968	398	1,084	1,096	375	3,545
Thermal coal (‘000 tonnes)		108	37	106	76	52	326
Mount Thorley Operations (a)	64.0%
New South Wales
Semi-soft coking coal (‘000 tonnes)		552	510	545	316	234	1,922
Thermal coal (‘000 tonnes)		294	225	514	285	535	1,319

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

Rio Tinto operational data

Rio Tinto		Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
Rio Tinto		1Q	2Q	3Q	4Q	1Q	Full Year
interest		2011	2011	2011	2011	2012	2011
COAL (continued)
Warkworth mine (a)	44.5%
New South Wales
Semi-soft coking coal (‘000 tonnes)		349	150	93	3	184	594
Thermal coal (‘000 tonnes)		1,112	1,385	1,631	1,327	1,402	5,454

Total hard coking coal production (‘000 tonnes)		2,009	2,174	3,409	3,244	2,087	10,836
Total semi-soft coking coal production (‘000 tonnes)		1,178	1,079	1,118	1,048	886	4,422
Total thermal coal production (‘000 tonnes)		7,200	8,479	8,009	7,786	7,275	31,474

Total coal production (‘000 tonnes)		10,387	11,731	12,537	12,077	10,247	46,732

Total coal sales (‘000 tonnes)		10,607	11,669	11,687	12,763	10,140	46,726

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		1,644	1,880	2,253	2,904	2,006	8,681
Share of semi-soft coking coal sales (‘000 tonnes) (c)		703	609	795	779	597	2,887
Share of thermal coal sales (‘000 tonnes) (c)		4,095	4,716	4,300	4,613	3,897	17,723

(a)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011.
(b)	Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
US Coal
Colowyo mine (b)	0.0%
Colorado, US
Thermal coal production (‘000 tonnes)		492	339	721	387	—	1,939

(a)	Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

Rio Tinto operational data

Rio Tinto		1Q	2Q	3Q	4Q	1Q	Full Year
interest		2011	2011	2011	2011	2012	2011
COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		15,993	16,399	12,029	18,663	16,449	63,083
Average copper grade (%)		1.15	1.06	0.97	0.97	1.14	1.04
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		153.1	141.2	91.9	144.3	153.1	530.5
Contained gold (‘000 ounces)		38	35	21	28	26	122
Contained silver (‘000 ounces)		1,308	1,164	786	1,068	955	4,327
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		52	46	57	73	77	229
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		77	74	57	75	82	283

(a)	The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)	19,998	20,024	14,006	6,610	19,742	60,638
Average mill head grades:
Copper (%)	0.77	0.77	0.90	0.65	0.65	0.79
Gold (g/t)	0.89	0.79	1.14	1.09	0.84	0.93
Silver (g/t)	2.38	2.20	2.86	2.33	2.26	2.43
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	133.7	132.5	111.2	37.2	108.8	414.5
Gold in concentrates (‘000 ounces)	473	406	421	189	415	1,489
Silver in concentrates (‘000 ounces)	1,168	1,093	1,007	319	811	3,587
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	127.2	129.4	116.4	27.6	110.5	400.5
Gold in concentrates (‘000 ounces)	476	396	438	130	446	1,439
Silver in concentrates (‘000 ounces)	905	838	832	195	662	2,770

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2012 results show the forecast from FCX’s most recent five-year plan, which does not reflect work interruptions and the temporary suspension of operations in 1Q 2012, because FCX is not releasing its actual 100% operating data for 1Q 2012 until the release of its 2012 first-quarter results on 19 April 2012.
(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

Rio Tinto operational data

Rio Tinto		1Q	2Q	3Q	4Q	1Q	Full Year
interest		2011	2011	2011	2011	2012	2011
COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.4	0.4	0.8	0.0	2.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,600	13,747	12,230	13,554	11,843	53,131
Average ore grade:
Copper (%)		0.51	0.38	0.39	0.43	0.32	0.43
Gold (g/t)		0.33	0.30	0.31	0.32	0.22	0.32
Silver (g/t)		2.24	2.21	2.23	3.30	2.34	2.50
Molybdenum (%)		0.046	0.050	0.043	0.039	0.046	0.045
Copper concentrates produced (‘000 tonnes)		240	170	176	216	152	802
Average concentrate grade (% Cu)		25.1	26.5	23.7	21.6	20.2	24.2
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		60.4	45.6	41.9	47.1	31.1	195.0
Gold (‘000 ounces)		101	100	92	92	54	384
Silver (‘000 ounces)		777	788	668	743	517	2,976
Molybdenum concentrates produced (‘000 tonnes):		6.9	8.0	6.4	4.5	6.0	25.7
Molybdenum in concentrates (‘000 tonnes)		3.7	4.3	3.4	2.3	3.1	13.6

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.
(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
COPPER & GOLD (continued)
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		264	205	167	241	188	877
Copper anodes produced (‘000 tonnes) (a)		70.1	48.3	34.5	49.8	40.0	202.7
Production of refined metal:
Copper (‘000 tonnes)		63.5	57.7	45.2	48.8	40.7	215.3
Gold (‘000 ounces) (b)		99	105	88	87	100	379
Silver (‘000 ounces) (b)		903	868	664	754	817	3,189

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,302	1,330	1,439	1,463	1,352	5,532
Average ore grades:
Copper (%)		0.97	0.97	1.03	1.04	1.08	1.00
Gold (g/t)		0.56	0.55	0.55	0.57	0.57	0.56
Copper concentrates produced (‘000 tonnes)		33.4	33.8	39.7	39.7	37.9	146.6
Contained copper in concentrates:
Saleable production (‘000 tonnes)		11.6	12.1	13.3	13.4	13.0	50.4
Sales (‘000 tonnes) (a)		5.4	8.7	8.4	15.2	8.6	37.8
Contained gold in concentrates:
Saleable production (‘000 ounces)		18.5	18.3	19.4	19.8	18.4	76.0
Sales (‘000 ounces) (a)		8.8	13.5	12.5	24.3	12.6	59.1

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
COPPER & GOLD (continued)
Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,845	2,964	3,133	2,845	2,921	11,787
Average ore grade: copper (%)		0.66	0.65	0.63	0.63	0.60	0.64
Copper concentrates produced (‘000 tonnes)		58.4	61.2	58.2	50.1	51.8	227.9
Average concentrate grade: copper (%)		29.5	30.7	31.2	29.9	30.4	30.3
Copper in concentrates (‘000 tonnes)		17.3	18.7	18.1	15.0	15.7	69.1
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		62.3	62.6	45.4	60.4	56.1	230.7
New copper anodes produced (‘000 tonnes)		14.7	18.3	10.8	15.7	14.7	59.4
Refined new copper produced (‘000 tonnes)		14.8	17.3	10.3	16.6	15.0	59.0
Gold in Anode Slimes (‘000 ounces)		2.9	3.6	3.0	3.9	3.2	13.3
By-products:
Magnetite concentrate (‘000 tonnes)		880	820	744	985	957	3,428
Nickel contained in products (tonnes)		27	28	23	9	14	86
Vermiculite plant
Vermiculite produced (‘000 tonnes)		43	51	48	22	47	165

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,487	1,635	1,760	1,497	1,894	6,379
AK1 diamonds produced (‘000 carats)		1,641	1,580	2,302	1,918	2,488	7,441
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		487	542	645	560	530	2,234
Diamonds recovered (‘000 carats)		1,353	1,790	1,934	1,601	1,606	6,677
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		81	119	139	134	126	473
Diamonds recovered (‘000 carats)		58	103	93	113	85	367

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley - Paraburdoo, Mount Tom	100.0%	26,956	31,235	30,908	32,426	28,638	121,525
Price, Marandoo, Yandicoogina, Brockman and Nammuldi Hamersley - Channar	60.0%	2,471	2,919	2,813	2,812	2,653	11,015
Hamersley - Eastern Range	(a )	1,974	2,142	2,587	2,682	2,155	9,385
Hope Downs	50.0%	6,788	8,199	8,473	8,281	8,097	31,740
Robe River - Pannawonica (Mesas J and A)	53.0%	6,535	7,989	8,367	8,119	7,910	31,010
Robe River - West Angelas	53.0%	5,869	6,472	6,716	7,435	6,313	26,492

Total production (‘000 tonnes)		50,593	58,956	59,864	61,754	55,766	231,168

Breakdown: Pilbara Blend Lump		13,697	15,865	16,214	16,436	14,564	62,212
Pilbara Blend Fines		18,073	21,183	22,455	22,750	20,664	84,461
Robe Valley Lump		2,063	2,498	2,679	2,387	2,715	9,628
Robe Valley Fines		4,472	5,491	5,688	5,732	5,196	21,382
Yandicoogina Fines (HIY)		12,288	13,920	12,829	14,449	12,628	53,486
Total sales (‘000 tonnes) (b)		49,874	54,589	59,501	61,411	51,346	225,375
Breakdown: Pilbara Blend Lump		11,813	12,607	13,567	14,295	11,939	52,282
Pilbara Blend Fines		19,287	21,309	24,259	25,056	20,730	89,911
Robe Valley Lump		1,954	2,109	2,299	2,317	1,939	8,680
Robe Valley Fines		4,785	5,611	5,981	6,072	4,812	22,448
Yandicoogina Fines (HIY)		12,035	12,953	13,395	13,672	11,927	52,054

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.
(b)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		0	1,297	1,892	1,589	521	4,778
Pellets (‘000 tonnes)		2,546	2,038	2,230	1,864	2,326	8,678
Sales:
Concentrate (‘000 tonnes)		281	1,051	1,940	1,601	501	4,873
Pellets (‘000 tonnes)		2,273	1,898	2,243	2,295	1,853	8,709

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2011	2011	2011	2011	2012	2011
SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,679	2,534	2,628	2,825	2,136	9,666
TALC

Rio Tinto Minerals – talc (a)	0.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		251	257	84	—	—	592

(a)	Rio Tinto sold its 100% interest in the Talc business with an effective date of 1 August 2011. Production data are shown up to that date.

	2012	2012	2012	2012	2012	2012	2012
TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide feedstock (‘000 tonnes)		329	352	381	380	374	1,443

(a)	Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production (‘000 lbs)		843	238	2,241	2,249	1,327	5,571
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production (‘000 lbs)		1,240	1,279	1,226	991	1,572	4,736

Rio Tinto percentage interest shown above is at 31 March 2012. The data represent full production and sales on a 100% basis unless otherwise stated.